Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) of AT&T Inc. (AT&T) and the Proxy Statement/Prospectus contained therein relating to the Agreement and Plan of Merger, dated as of May 18, 2014, by and among DIRECTV, AT&T and Steam Merger Sub LLC and to the incorporation by reference therein of our reports dated February 21, 2014, with respect to the consolidated financial statements of AT&T, and the effectiveness of internal control over financial reporting of AT&T, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2013 and the financial statement schedule of AT&T included therein, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Dallas, Texas

June 26, 2014